Exhibit (d)(3)

OPTION AGREEMENT

between

LUXOTTICA GROUP S.P.A.

with registered office in Milano, Via Cesare Cantù 2, Italy

C.F. 00891030272, P. IVA 10182640150

(the “Company”)

– on the one hand –

(the “Beneficiary”)

– on the other hand

as to n. XXX OPTIONS

*****

Index:

1.	Definitions	3

2.	The Plan	4

3.	Material Mistakes	5

4.	Object of the Agreement	5

5.	Nature and Characteristics of the Options and Opted Shares	5

6.	Terms of Exercise of the Vested Options	6

7.	Term of Options	6

8.	Change of Control	8

9.	Exercise of Vested Options	8

10.	No Guarantee of Employment	9

11.	Tax Consequences	9

12.	Notices	10

13.	No Limitation on Rights of the Company	11

14.	Governing Law and Jurisdiction	11

15.	Amendment	11

16.	Code Section 409A	11

1.                            Definitions

In this option agreement (the “Agreement”) (i) the following terms, as well as the terms indicated in the text of the Agreement, indicated with the initial letter in caps, shall have the meanings set out below; and (ii) the terms and expressions indicated in singular shall have the same meaning also in plural, and vice versa:

1.1.                  “ADSs” shall mean the American Depositary Shares as evidenced by American Depositary Receipts issued by the depositary bank entrusted by the Company (the “Depositary Bank”) pursuant to the Deposit Agreement and listed on the New York Stock Exchange;

1.2.                  “Beneficiary” shall mean the employee of the Group Company chosen by the Board of Directors as beneficiary of the Options and who is employed by a Group Company;

1.3.                  “Board of Directors” shall mean the board of directors of the Company;

1.4.                  “Capital Increase” shall mean the increase in capital of a maximum of Euro 660,000, reserved, pursuant to article 2441 of the Italian Civil Code and article 134 of Legislative Decree 58/1998, for the Beneficiaries of the Group Company as approved by the extraordinary shareholders’ meeting of the Company held on September 20, 2001;

1.5.                  “Cause” shall mean the termination of the employment relationship determined by a conduct imputable to the Beneficiary, such as (i) gross misconduct; (ii) willful violation of the code of ethics or of any policy of the Group Company; (iii) commission of illegal conduct, which is determined by the Board of Directors or its designees, in its or their sole discretion, to be injurious to the Group Company; or (iv) willful or continued failure to perform his duties after written notice: in each case subject to the applicable laws of the jurisdiction in which the Beneficiary performs services for the Group Company;

1.6.                  “Company” shall mean Luxottica Group S.p.A., with registered offices in Milan, Via Cesare Cantù, 2;

1.7.                  “Deposit Agreement” shall mean the deposit agreement entered into among the Company, the Depositary Bank and all holders from time to time of the ADSs, according to which the Depositary Bank has issued and is bound to issue the ADSs of the Company, as it has been and may be amended, modified, restated, replaced or supplemented from time to time;

1.8.                  “Exercise Price” shall mean Euro [•] per Share, equal to the greater of (i) the average of the closing market price for each business day during the 30-day period ending on the Grant Date and (ii) the closing market price on the first business day immediately preceding the Grant Date, each determined by referring to the price of the Company’s American Depositary Shares on the New York Stock Exchange;

1.9.                  “Grant Date” shall mean [•], 2009;

1.10.            “Group Company” shall mean the Company and any other company or any entity controlled, directly or indirectly, by the Company according to article 2359 of the Italian Civil Code;

1.11.            “Offer to Reassign” shall mean the offer to reassign outstanding share options, dated May 15, 2009, which has been distributed to each Beneficiary hereunder;

1.12.            “Opted Shares” shall mean the Shares subscribed by the Beneficiaries by virtue of the exercise of the Options;

1.13.            “Options” shall mean all the options, whose amount is indicated in the front page, granted by the Agreement to the Beneficiary, gratuitously and non-transferable, entitling the Beneficiary to acquire one Share in accordance with the terms and conditions of the Agreement;

1.14.            “Plan” shall mean the Luxottica Group S.p.A. Stock Option Plan approved by the ordinary shareholders meeting of the Company on September 20 2001, as supplemented by the resolution of the extraordinary shareholders meeting of the Company of even date, as the same has been and may be amended or supplemented from time to time by resolution of the Board of Directors;

1.15.            “Shares” shall mean the ordinary shares of the Company with a nominal value of Euro 0.06 per share, deriving from the Capital Increase;

1.16.            “Shares Request Form” shall mean the proper form, in accordance with the standard provided by the Company to the Beneficiaries, which will be used by them to exercise the Vested Options and subscribe the Opted Shares;

1.17.            “Vested Options” shall mean the Options for which the initial exercise term ending [•], 2012 has already elapsed, and those that have become exercisable under section 7.3.2.

2.                          The Plan

2.1.                  The terms of the Agreement shall be subject to the terms of the Plan. In the event of any conflict between the terms of the Agreement and the terms of the Plan, the terms of the Plan shall prevail. The Board of Directors administers the Plan and the Agreement.

3.                          Material Mistakes

3.1.                  Until the date of vesting of the Shares as set forth in Article 6, the Company may amend material mistakes of the Agreement and/or of the Plan (including but not limited to mistakes affecting the number of options granted, the vesting and time of exercise of the Options, or the term of the Options). These amendments shall be communicated to the Beneficiary in writing.

4.                          Object of the Agreement

4.1.                  Subject to the terms of the Agreement and of the Plan, the Company hereby grants to the Beneficiary the Options to acquire the Shares at the Exercise Price and on the basis of the exercise procedure described in the Agreement and as it may be specified, revised and supplemented by the Company from time to time. The Beneficiary shall not have any of the rights of a shareholder with respect to the Shares until the Opted Shares are issued and registered in the Beneficiary’s name, or for his account, upon exercise of the Vested Options.

5.                          Nature and Characteristics of the Options and Opted Shares

5.1.                  Other than the surrender of existing options as set forth in the Offer to Reassign, the Beneficiary is not required to provide any consideration to the Company for the granting of Options pursuant to this Agreement. The exercise of the Vested Options is subject to the payment of the Exercise Price.

5.2.                  Upon the valid exercise of all or part of the Vested Options in accordance with the conditions and terms set in the Plan and the Agreement, the Beneficiary will subscribe one Share for each exercised Option.

5.3.                  The Options granted to the Beneficiary are personal and cannot be transferred by inter vivos agreement or be made subject to encumbrances or be transferred in any other manner (except as provided in subparagraphs 7.3.2 and 9.1 of this Agreement).

5.4.                  In case of the death or disappearance of the Beneficiary subparagraph 7.3.2 applies.

5.5.                  Any value of the benefit received or otherwise deriving from the Options or the Beneficiary’s participation in the Plan, shall not be valid for or used in the determination of any legal or contractual right to receive compensation or other financial benefits arising out of the Beneficiary’s employment with the Company or any Group Company (for example, but without limitation, severance pay, indemnities for termination of the employment, indemnity in lieu of notice, etc.), as the aforementioned legal or contractual rights have been already considered in the granting of the number of Options. This provision applies to all options previously granted by the Board of Directors to the Beneficiary.

6.                          Terms of Exercise of the Vested Options

6.1.                  The Beneficiary may exercise all or part of the Options, commencing from [•], 2012, which at that date become Vested Options.

6.2.                  The Board of Directors, at its discretion, shall have the power to temporarily suspend the exercise of the Vested Options, giving the Beneficiary written communication in advance.

6.3.                  In any case, in any year in which the Company declares a dividend, the Vested Options may not be exercised during the period between (i) 20 days before the date of the Company’s shareholders meeting called to resolve upon the approval of the financial statements and (ii) the date of payment of dividends.

6.4.                  If the Beneficiary is deemed a “relevant” person because he is enrolled in the Company’s register of individuals that have access to privileged information, the Beneficiary cannot sell the Opted Shares during the “black out periods,” which are:

•                              the period beginning with the date the first, second or third fiscal quarter ends  (March 31, June 30, September 30) until two business days elapse following the public release of the financial results of the Company and the group for that quarter;

•                              the period beginning with the date the fiscal year or the fourth fiscal quarter ends (December 31) until three business days elapse following the public release of the financial results of the Company and the group for that year or quarter.

7.                          Term of Options

7.1.                  The Beneficiary may exercise the Vested Options at any time — with the exceptions provided by paragraph 6. above - until March 31, 2017, provided that at the date of the exercise of the Options his or her employment relationship with a Group Company is still in force except as provided in sections 7.2 and 7.3.  Failure to exercise all or a part of the Vested Options by March 31, 2017 will result in the expiration of the relevant Option rights.

7.2.                  In any case, prior to the above mentioned expiration, the Options shall expire upon occurrence of the following events:

7.2.1.                    Termination for Cause, when the Beneficiary’s employment is terminated by the Group Company for Cause, upon the effective date of the termination.

7.2.2.                    Voluntary Resignation, when the Beneficiary’s employment is terminated due to the Beneficiary’s voluntary resignation from the Group Company, upon the effective date of the termination.

7.3.                  Following termination of employment with the Group Company, Options may become Vested Options and the Vested Options may be exercised only to the extent set forth below:

7.3.1.                    Termination other than for Cause. If the Beneficiary’s employment is terminated by a Group Company, other than for Cause, by way of example but not limited to in case of (i) termination by mutual consent; (ii) termination of employment by the Company for an objective reason (such as reduction in the workforce or elimination of the Beneficiary’s position), the Vested Options may be exercised within 90 days from the effective date of such termination; after the expiration of this 90-day term, the rights connected to the Vested Options shall expire.  Any Options that are not Vested Options on the effective date of such termination shall expire as of such effective date.

7.3.2.                    Death or disappearance. If the Beneficiary’s employment is terminated due to the Beneficiary’s death or disappearance, and resulting legal presumption of death, from his or her last domicile, the Options shall immediately become Vested Options and may be exercised by the successors within 365 days from the date of the Beneficiary’s death or disappearance; after the expiration of this 365-day term, the rights connected to the Vested Options shall expire.

7.3.3.                    Retirement. If the Beneficiary’s employment is terminated due to the Beneficiary’s normal or early qualified retirement as defined by the Group Company with whom the Beneficiary is employed, as may be amended by such Group Company from time to time in its sole discretion, for a period of three years after such termination of employment (the “Post-Retirement Period”), any Vested Options held by such Beneficiary shall remain fully exercisable on the same terms and conditions as if such Beneficiary were still employed by the Company and any Options held by such Beneficiary shall become Vested Options pursuant to the terms and vesting schedule of such Options as if such Beneficiary were still employed by the Company. After the expiration of the Post-Retirement Period, the rights connected with any Options shall expire.

7.3.4.                    Disability. If the Beneficiary’s employment is terminated due to the Beneficiary’s disability, for a period of three years after such termination of employment (the “Post-Disability Period”), any Vested Options held by such Beneficiary shall remain fully exercisable on the same terms and conditions as if such Beneficiary were still employed by the Company and any Options held by such Beneficiary shall become Vested Options pursuant to the terms and vesting schedule of such Options as if such Beneficiary were still employed by the Company. After the expiration of the Post-Disability Period, the rights connected with any Options shall expire. A Beneficiary’s employment shall be deemed to be terminated due to disability as determined by law and, where possible, in the sole discretion of the Board of Directors or its delegates.

7.3.5.                    Subject to Expiration.  Notwithstanding the foregoing, in no event may a Vested Option be exercised after the March 31, 2017 expiration provided in subparagraph 7.1.

8.                          Change of Control

8.1.                  If the Group Company with which the Beneficiary has an employment relationship ceases to be a Group Company, the Vested Options shall expire 90 days after the date on which the Company has given notice to the Beneficiary that such company has ceased to be a Group Company. All Options that are not Vested Options shall expire on the date of the notice.  Notwithstanding the forgoing, in no event may a Vested Option be exercised after the March 31, 2017 expiration provided in subparagraph 7.1.

9.                          Exercise of Vested Options

9.1.                  Subject to the terms of the Agreement, the Vested Options may be exercised, in whole or in part, and in one or more installments, by the Beneficiary or, in case of his/her disability, death or disappearance, by his/her legal or testamentary heirs or by his/her executor or personal representative or guardian, by delivering to the Company the Shares Request Form stating the number of Opted Shares to be subscribed, accompanied by full payment to the Company of the Exercise Price.

9.2.                  The Beneficiary shall also satisfy all the other conditions provided for under Italian law for the subscription of capital stock and for the release of the Opted Shares, as indicated by the Company from time to time.

9.3.                  The Exercise Price must be paid, at the Beneficiary’s choice, in cash by wire transfer or other method specified by the Company.

9.4.                  The Company shall issue the number of Opted Shares and upon the request or direction of the Beneficiary, shall deposit them pursuant to the Deposit Agreement, in exchange for ADSs representing an equal number of such Opted Shares. The ADSs shall be registered in the name or for the account of the Beneficiary and shall be delivered to the Beneficiary or as designated by the Beneficiary.

9.5.                  The Beneficiary acknowledges that the performance of this procedure may require several business days and that the promptness thereof will depend upon the Beneficiary’s completion of the formalities provided for under the Agreement and specified by the Company from time to time. The Company will be considered to have properly carried out its obligations under the Agreement upon issuance of the Opted Shares. The subsequent procedure of depositing the Opted Shares and issuance of the ADSs shall be done by the Depositary Bank in the name, on behalf, at the expense and under the sole responsibility of the Beneficiary and without any responsibility of the Company, except to deposit the Opted Shares with the Depositary Bank or its sub-custodian or agent.

10.                   No Guarantee of Employment

10.1.            Nothing herein confers or shall confer to the Beneficiary any right to continue in the employment of a Group Company nor shall interfere with a Group Company’s rights to terminate the employment of Beneficiary respecting the applicable law.

10.2.            If the terms of the Agreement or the Plan conflict with the terms of the employment agreement or other understanding governing the employment relationship between the Beneficiary and the Group Company, as the case may be, this Agreement and the Plan will prevail.

11.                   Tax Consequences

11.1.            The Company does not warrant to the Beneficiary that any particular tax treatment will apply to the Options, the Opted Shares or any gain that might be realized in the event of the sale or transfer of such Opted Shares or of the equivalent ADSs. The Beneficiary shall be exclusively responsible for any tax consequences resulting from the Agreement and for the verification of any tax treatment to which the transactions contemplated hereby are subject.

11.2.            If the Group Company has a withholding obligation imposed by the law, the same has the right to request the Beneficiary to pay to it a minimum amount sufficient to satisfy the withholding obligation. If the Beneficiary does not pay the requested amount, the Group Company has the right to withhold the amount of funds required to cover all applicable charges, such as federal, state and local income and employment taxes required to be withheld by the Company by reason of such exercise of the Options from any amount otherwise due to the Beneficiary, including his/her remuneration.

11.3.            Any possible differences between the Exercise Price and the fair market value of the Shares at the date of exercise of the Options, or between the Exercise Price and the price received by the Beneficiary upon any subsequent sale of the Opted Shares, will be subject to tax charges in accordance with the circumstances and regulations set forth by applicable tax law from time to time in force.

12.                   Notices

12.1.            Notices pursuant to the Agreement shall be given in writing and shall be sent by registered letter with return receipt or personally delivered with delivery receipt or sent by fax confirmed with a registered letter with return receipt, at the following addresses:

•                                As to notices to the Company or to a Group Company:

Luxottica Group S.p.A.

Via Valcozzena, 10

32021 Agordo (BL) - Italy

fax nr. +39.0437.644416

Attn. Human Resources Department – HR Stock Option

•                                As to notices to the Beneficiary: to the address indicated in the payroll records of the Group Company, or to the address indicated in the employment contract or to the address where the Beneficiary performs his work. The Beneficiary undertakes to communicate any change of address.

12.2.            Notice shall be considered received on the date that appears on the acknowledgment of receipt or, if sent by fax (subject to the subsequent receipt of the registered letter), the second working day after the date appearing on the fax’s confirmation message.

13.                   No Limitation on Rights of the Company

13.1.            The grant of the Options does not and will not in any way affect the right or power of the Company to make adjustments, reclassifications or changes in its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets or to make any other restructuring transaction whatsoever.

14.                   Governing Law and Jurisdiction

14.1.            This Agreement shall be executed and constructed under the laws of Italy, except where superseded by local laws of other jurisdictions in which the Beneficiary performs services for a Group Company or by the mandatory application of other laws.

14.2.            Any controversy arising from this Agreement concerning the validity, interpretation execution and termination of the Contract shall be deferred exclusively to the courts of Milan, Italy.

15.                   Amendment

15.1.            This Agreement may be amended in accordance with the provisions of the Plan, and may otherwise be amended by written agreement of the Participant and the Company without the consent of any other person.

16.                   Code Section 409A

16.1.            Notwithstanding any provision of the Plan or this Agreement to the contrary, the Options granted under this Agreement are intended to be exempt from, or in the alternative, comply with, Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the interpretive guidance thereunder, including the exception for stock rights.  This Agreement shall be interpreted and administered in accordance with such intent.  If the Beneficiary or the Company determines that any provision of the Agreement is or might be inconsistent with the requirements of Section 409A, the parties shall attempt in good faith to agree on such amendments to the Agreement as may be necessary or appropriate to avoid adverse tax consequences to the Beneficiary under Section 409A.  No provision of the Agreement shall be interpreted to transfer any liability for failure to comply with Section 409A from the Beneficiary or any other individual to the Company.

Milan, [•], 2009

Luxottica Group S.p.A.	The Beneficiary

Andrea Guerra

Chief Executive Officer

The Beneficiary hereby specifically approves the following provisions pursuant to articles 1341 and 1342 of the Italian Civil Code: art. 2 (The Plan); art. 3 (Material Mistakes); art. 5 (Nature and characteristic of the Options and Opted Shares); art. 6 (Terms of Exercise of Vested Options); art. 7 (Term of Option); art. 8 (Change of Control); art. 10 (No Guarantee of Employment); art. 11 (Tax Consequences); art. 14 (Governing Law and Jurisdiction).

The Beneficiary

We inform you that pursuant to Italian law D. Lgs. 196/2003 your personnel data is held in our database and will be used by our company or external companies appointed by us, exclusively for the purpose of sending information concerning our company. In addition, we inform you that pursuant to the above mentioned law you have the right, inter alia, to know, update, delete and rectify your data, or to oppose the use of the same, where processed in violation of the law.